

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2023

Sanjay Patel
Chief Executive Officer
Apollo Strategic Growth Capital II
9 West 57th Street, 42nd Floor
New York, NY 10019

      Re: Apollo Strategic Growth Capital II
           Form 10-K/A for the Fiscal Year Ending December 31, 2022
           Filed April 5, 2023
           File No. 001-40018

Dear Sanjay Patel:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Real Estate & Construction